



August 9, 2016

Shareholder Assistance
and Investor Information

SECOND QUARTER REPORT
JUNE 2016



If you need assistance with a change in registration of certificates, combining your certificates into one, reporting lost certificates, non-receipt or loss of dividend checks, enrollment in the dividend reinvestment plan, assistance regarding direct deposit of dividends, information about the Company, or to receive copies of financial reports, please contact Kristy Adams Alfieri, Assistant Secretary at 802.888.0982 or contact our Transfer Agent at the address and phone number listed below:

TRANSFER AGENT:
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
866.321.8022 or
720.378.5956
Email: shareholder@broadridge.com

NASDAQ STOCK MARKET
Ticker Symbol: UNB
Corporate Name: Union Bankshares, Inc.
Corporate Address:
20 Lower Main Street
P.O. Box 667
Morrisville, VT 05661-0667
Investor Relations: UBLOCAL.COM

to our SHAREHOLDERS

We are pleased to report our financial results for the three and six months ended June 30, 2016. Consolidated net income for the three months ended June 30, 2016 was $2.139 million, or $0.48 per share, compared to $2.017 million, or $0.46 per share, for the same period in 2015. Consolidated Net income year to date was $3.898 million, or $0.87 ($0.8749) per share as of June 30, 2016, compared to $3.901 million, or $0.88 ($0.8750) per share, for the same period in 2015. Highlights of the second quarter 2016 compared to the second quarter 2015 were loan portfolio growth of 6.5%, deposit growth of 6.8%, and total asset growth of 5.9%. In addition, the company's return on average common equity of 14.13% and return on average assets of 1.22% compare favorably to our peers.

This quarter began with your company assessing the health of our travel and tourism customers after coming off of one of the worst winter tourism seasons in recent years. While there were a few casualties, the impact on Union Bank was minimal. We are now faced with an economy plagued with uncertainty; interest rates, politics, the effects of the Brexit, internal and external strife chief among them. Nationally this appears to be damping business investment and the recovery of manufacturing jobs. Locally the effects are less pronounced, though the uneven regional geographic recovery is likely tied to the national malaise. Despite the uncertain environment, Union Bankshares, Inc. continues to generate financial performance well above average.

As was previously noted in a press release, on June 24, 2016 Union Bankshares, Inc. became part of the Russell 2000 index, a subset of the Russell 3000 index which is comprised of the 3000 US publicly traded companies with the largest market capitalization. The Russell 2000

index is a proxy for small capitalization US publicly traded companies. Mutual funds and ETFs attempting to emulate the Russell 2000 index performance therefore had to take a position in our company's stock. After the close of business of the stock markets on June 24, 2016 approximately 385,000 shares of Union Bankshares, Inc. were traded. We are still trying to determine the long term effects of being included in the Russell 2000 index, but feel it is safe to say that there are more investors aware of us than before. We shall see if this is positive or negative for our company and its shareholders.

Nearly 125 years ago several local business people pooled their resources, obtained a bank charter, and formed Union Savings Bank & Trust Company. This banking company was formed by local people to serve local people. Re-christened Union Bank in 1982 the same banking company now serves Northern Vermont and New Hampshire with a similar philosophy, local people serving local people. We have been having customer appreciation days at our branch offices to celebrate our 125th Anniversary, as well as holding a Community Celebration at Oxbow Park in Morrisville. We plan to service our community's banking needs into the foreseeable future. We thank our hardworking staff, customers, and shareholders for their support.

On July 20, 2016, the Board of Directors declared a regular quarterly cash dividend of $0.28 per share payable August 9, 2016 to shareholders of record as of July 30, 2016.

Kenneth D. Gibbons
Chairman

David S. Silverman
President & Chief Executive Officer

Union Bankshares, Inc.

Union Bankshares, Inc.

About **Union Bankshares**

Union Bankshares, Inc. operates as the holding company for Union Bank, which provides commercial, retail and municipal banking services and asset management services throughout northern Vermont and New Hampshire. Union Bank was founded in 1891 in Morrisville, Vermont, where the Bank's and its holding company's headquarters are located. Union Bank operates 17 banking offices and three loan centers and several ATMs throughout its geographical footprint.

Union Bank has earned an outstanding reputation for residential lending programs and has recently been named, for the third consecutive year, the USDA RD Vermont lender of the year. Union Bank is also an SBA Preferred lender and has an Outstanding Community Reinvestment Act rating.

Consolidated **Balance Sheets**

(unaudited, in thousands)

ASSETS	JUNE 30, 2016	JUNE 30, 2015
Cash and Due from Banks	$4,220	$4,096
Federal Funds Sold & Overnight Deposits	19,979	10,558
Interest Bearing Deposits in Banks	10,213	12,701
Investment Securities	60,139	62,606
Loans Held for Sale	6,749	5,504
Loans, net	503,060	473,186
Reserve for Loan Losses	(5,226)	(4,919)
Premises and Equipment, net	13,090	12,935
Other Real Estate Owned, net	—	171
Accrued Interest & Other Assets	24,245	24,143
Total Assets	**$636,469**	**$600,981**

LIABILITIES & SHAREHOLDERS' EQUITY	JUNE 30, 2016	JUNE 30, 2015
Noninterest Bearing Deposits	$103,918	$94,430
Interest Bearing Deposits	333,402	303,034
Time Deposits	110,644	115,515
Borrowed Funds	27,808	30,601
Accrued Interest & Other Liabilities	4,714	4,645
Common Stock	9,869	9,864
Additional Paid-in Capital	586	486
Retained Earnings	50,970	47,955
Accumulated Other Comprehensive Loss	(1,418)	(1,598)
Treasury Stock at Cost	(4,024)	(3,951)
Total Liabilities & Shareholders' Equity	**$636,469**	**$600,981**

Standby letters of credit were $1,624,000 and $1,610,000 at June 30, 2016 and 2015, respectively.

Consolidated **Statements of Income**

(unaudited, in thousands)

	JUNE 30, 2016	JUNE 30, 2015	JUNE 30, 2016	JUNE 30, 2015
	(3 months ended)		(6 months ended)	
Interest Income	$6,688	$6,276	$13,136	$ 12,393
Interest Expense	519	521	1,032	1,086
Net Interest Income	6,169	5,755	12,104	11,307
Provision for Loan Losses	75	150	150	250
Net Interest Income After Provision for Loan Losses	6,094	5,605	11,954	11,057
Trust Income	180	190	352	367
Noninterest Income	2,417	2,336	4,431	4,494
Noninterest Expenses:				
Salaries & Wages	2,442	2,331	4,900	4,654
Pension & Employee Benefits	851	769	1,794	1,503
Occupancy Expense, net	309	312	626	693
Equipment Expense	541	460	1,050	867
Other Expenses	1,783	1,684	3,377	3,229
Total	5,926	5,556	11,747	10,946
Income Before Taxes	2,765	2,575	4,990	4,972
Income Tax Expense	626	558	1,092	1,071
Net income	**$2,139**	**$2,017**	**$3,898**	**$3,901**
Earnings Per Share	**$0.48**	**$0.46**	**$0.87**	**$0.88**
Book Value Per Share			**$12.55**	**$11.83**

UnionBankshares, Inc.

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

OFFICERS

Kenneth D. Gibbons - *Chairman*
David S. Silverman - *President & CEO*
Karyn J. Hale - *Chief Financial Officer*
John H. Steel - *Secretary*
Kristy Adams Alfieri - *Assistant Secretary*
Jeffrey G. Coslett - *Vice President*

UnionBank

DIRECTORS

Kenneth D. Gibbons - *Chairman*
Neil J. Van Dyke - *Vice Chairman*
Steven J. Bourgeois
Dawn D. Bugbee
John M. Goodrich
Timothy W. Sargent
David S. Silverman
John H. Steel
Schuyler W. Sweet

REGIONAL ADVISORY BOARD MEMBERS

Michael R. Barrett - *St. Johnsbury*
Joel S. Bourassa - *Northern NH*
Steven J. Bourgeois - *St. Albans*
Stanley T. Fillion - *Northern NH*
Rosemary H. Gingue - *St. Johnsbury*
John M. Goodrich, *St. Johnsbury*
Richard L. Isabelle - *St. Johnsbury*
Christopher M. Knapp - *Northern NH*
Coleen K. Kohaut - *St. Albans*
Justin P. Lavely - *St. Johnsbury*
Daniel J. Luneau - *St. Albans*
Mary K. Parent – *St. Johnsbury*
Samuel H. Ruggiano - *St. Albans*
David S. Silverman - *All*
Schuyler W. Sweet - *Northern NH*

Union Bank Offices

(ATMs at all Branch Locations)

VERMONT

Barre	Loan Center	
	14 North Main Street	802.476.0062
Danville	421 Route 2 East	802.684.2211
Fairfax	Jct. Routes 104 & 128	802.849.2600
Hardwick	103 VT Route 15 West	802.472.8100
Jeffersonville	44 Main Street	802.644.6600
Johnson	198 Lower Main Street	802.635.6600
Lyndonville	183 Depot Street	802.626.3100
Morrisville	20 Lower Main Street	802.888.6600
	65 Northgate Plaza	802.888.6860
Newport	Loan Center	
	325 East Main Street	802.334.0750
St. Albans	15 Mapleville Depot	802.524.9000
St. Johnsbury	364 Railroad Street	802.748.3131
	325 Portland Street	802.748.3121
S. Burlington	Loan Center	
	30 Kimball Avenue	802.865.1000
Stowe	47 Park Street	802.253.6600

NEW HAMPSHIRE

Groveton	3 State Street	603.636.1611
Littleton	263 Dells Road	603.444.7136
	76 Main Street	603.444.5321
Lincoln	135 Main Street	603.745.4000
N. Woodstock	155 Main Street	603.745.2488